[COMPANY LOGO]



                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.


                                  MARKET NOTICE


Empordef (The Portuguese Defense Company) has selected the Empresa Brasileira de Aeronautica S/A (Embraer) and European Aeronautic Defense and Space Company EADS N.V. (EADS) consortium's proposal to acquire 65% of OGMA (Industria Aeronautica de Portugal S.A.) for a total amount of (euro)11.4 million.

For this purpose, Embraer and EADS created the AIRHOLDING, SGPS, S.A., controlled by Embraer with a total stake of 99% and EADS' participation at 1%. The participation of EADS in this company can reach in the future a maximum of 30%.

OGMA is dedicated to aircraft and aircraft component maintenance, repair and manufacturing. The services offered cover the maintenance and repair of civil and defense aircraft and engines, structural components manufacture, maintenance, engineering support, and the development of simulators and computer based training. In 2003, OGMA's net sales totaled (euro)107 million.






                     Sao Jose dos Campos, December 23, 2004.



                           Antonio Luiz Pizarro Manso

                    Executive Vice President Corporate & CFO